SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: December 14, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




     Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              |X|  Form 20-F                |_|  Form 40-F


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              |_|  Yes                       |X|  No


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Not applicable.



     This Form 6-K consists of a press release issued by Biora AB on December 14, 2001 regarding the convening of an Extraordinary Shareholders Meeting on January 22, 2002 to elect three new board members.




                      Press release from Biora AB (publ), December 14, 2001

No 15/01

Biora convenes Extraordinary Shareholders' meeting

The Board of Directors of Biora resolved to convene an Extraordinary Shareholders' Meeting on Tuesday, January 22, 2002 at 10:00 am at Medeon Science Park, Malmo, Sweden to elect additional members to the Board of Directors. The notice is attached hereto.

In addition, Tomas Hammargren has informed the Board that he will resign as a Director effective the end of the year due to other responsibilities. Shareholders representing approximately 27% of the Biora ordinary shares propose both to replace Tomas Hammargren and to expand the Board's size and diversity by electing three new members to the Board. Pursuant to the proposal, Nils Bohlin, Jan Kvarnstrom and Lars Spongberg are nominated for election as ordinary members of the Board for a term until the next ordinary shareholders' meeting in April.

Nils Bohlin , 49 years old, is Executive Vice President of Arthur D. Little
(ADL) where he works on a global basis within the Health Care sector focusing on strategies and organization. Nils Bohlin leads ADL's global biotechnology initiative, which consists of a network of consultants in the area of Life Science.

Jan Kvarnstrom , 53 years old, is chairman of Castellum AB. He is also a member of the Boards of Swedecarrier AB, Nobel Biocare AB and Geveke B.V., among others. Jan Kvarnstrom has previously been CEO of Securum and Esselte.

Lars Spongberg , 55 years old, is a special partner at Nordic Capital, a venture capital company. Lars Spongberg has extensive experience in Swedish industry including senior positions in the Electrolux Group, Svenska Handelsbanken, the Autoliv Group, Spectra Physics and Allgon.

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For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-     Anders Agering, Chief Financial Officer, Biora +46-40-32 12 17
-     Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32 13 59
-     Elisabeth Lavers, Biora US Investor Relations tel: +1 203 977 7797
-     http://www.biora.com

Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan, naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden. This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BIORA AB


Dated:  December 14, 2001                    By:  /s/  Anders Agering
                                                  -------------------------
                                                  Anders Agering
                                                  Chief Financial Officer